UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL BALER CORPORATION
(Name of Subject Company (Issuer))
AIC MERGER SUB, INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of
AVIS INDUSTRIAL CORPORATION
(Name of Filing Persons (Parent))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
459041-10-9
(CUSIP Number of Class of Securities)

Gregory L. King
President and Chief Executive Officer
1909 S Main Street
P.O. Box 548
Upland, Indiana 46989
(765) 998-8100
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With a copy to:
Bradley C. Arnett
Jeremy E. Hill
Dentons Bingham Greenebaum LLP
312 Walnut Street, Suite 2450
Cincinnati, Ohio 45202
(513) 455-7611
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2022 (the “Schedule TO”) by Avis Industrial Corporation, an Indiana corporation (“Avis”), and AIC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Avis (“Merger Sub”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of International Baler Corporation, a Delaware corporation (the “Shares”), owned by stockholders other than Avis, at a price of $1.74 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
All information contained in the Offer to Purchase and the Letter of Transmittal, including the schedules and annexes thereto, is hereby incorporated by reference in answer to all items in the Schedule TO, and is amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1 through 9; Item 11.
Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented to add the following:
At 5:00 P.M., New York City time, on May 19, 2022, the Offer expired as scheduled and was not extended. Merger Sub was advised by the Depositary that, as of the Expiration Date, a total of 613,766 were validly tendered into the Offer and not validly withdrawn, representing approximately 62.7% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by Avis. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.
The number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition for Merger. Following Merger Sub’s purchase of the tendered Shares, Avis and Merger Sub intend to complete the acquisition of International Baler Corporation (“Baler”), through the Merger, without a meeting of the stockholders of Baler in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”). At the Effective Time, each Share that is not owned by Avis, Merger Sub, Baler, or any stockholders of Baler who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by Avis, Merger Sub and Baler immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.
Following the Merger, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended.
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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2022
AVIS INDUSTRIAL CORPORATION
By:
/s/ Gregory L. King

Name: Gregory L. King
Title:  President and Chief Executive Officer
AIC MERGER SUB, INC.
By:
/s/ Gregory L. King

Name: Gregory L. King
Title:  President